IMAX CORPORATION
Exhibit 4.15
CONSENT AND FORBEARANCE AGREEMENT
               This Agreement (this “Agreement”) is made and entered into as of April 2, 2007, by and between IMAX corporation, a Canadian corporation (the “Company”), and Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation (“Plainfield”).
               WHEREAS, the Company issued its 9?% Senior Notes due 2010 (the “Notes”) pursuant to the Indenture, dated as of December 4, 2003, among the Company, the Guarantors named therein (the “Guarantors”) and U.S. Bank National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of April 1, 2004 among the Company, the Guarantors named therein, 3D Sea II Ltd. and Taurus-Littrow Productions Inc. (the “First Supplemental Guarantors”) and the Trustee (the “First Supplemental Indenture”), as further amended by the Second Supplemental Indenture dated as of July 14, 2004 among the Company, the Guarantors named therein, the First Supplemental Guarantors and Big Engine Films Inc. (the “Second Supplemental Guarantor”) and the Trustee (the “Second Supplemental Indenture”), as further amended by the Third Supplemental Indenture dated as of February 2, 2005 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor and Automation Productions Ltd. (the “Third Supplemental Guarantor”) and the Trustee (the “Third Supplemental Indenture”), as further amended by the Fourth Supplemental Indenture dated as of April 10, 2006 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor, Conversion Films Ltd., Feathered Films Ltd. and Great Ant Productions Ltd. (the “Fourth Supplemental Guarantors”) and the Trustee (the “Fourth Supplemental Indenture”), as further amended by the Fifth Supplemental Indenture dated as of June 19, 2006 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor, the Fourth Supplemental Guarantors, and Acorn Rain Productions Ltd. (the “Fifth Supplemental Guarantor”) and the Trustee (the “Fifth Supplemental Indenture”), as further amended by the Sixth Supplemental Indenture dated as of November 9, 2006 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor, the Fourth Supplemental Guarantors, the Fifth Supplemental Guarantor, Walking Bones Pictures Ltd. (the “Sixth Supplemental Guarantor”) and the Trustee (the “Sixth Supplemental Indenture”), as further amended by the Seventh Supplemental Indenture dated as of January 29, 2007 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor, the Fourth Supplemental Guarantors, the Fifth Supplemental Guarantor, the Sixth Supplemental Guarantor, Raining Arrows Productions Ltd. (the “Seventh Supplemental Guarantor”) and the Trustee (the “Seventh Supplemental Indenture”), as further amended by the Eighth Supplemental Indenture dated as of March 26, 2007 among the Company, the Guarantors named therein, the First Supplemental Guarantors, the Second Supplemental Guarantor, the Fourth Supplemental Guarantors, the Fifth Supplemental Guarantor, the Sixth Supplemental Guarantor, the Seventh Supplemental Guarantor, Coral Sea Films Ltd. and the Trustee (such Indenture, as so amended, the “Indenture”); and
               WHEREAS, Plainfield currently holds $53.685 million aggregate principal amount of Notes (the “Plainfield Notes”) and desires to provide consents to the Proposed Amendment (defined below) with respect to the Plainfield Notes, subject to the terms and conditions set forth herein; and
               WHEREAS, this Agreement sets forth the terms on which the Plainfield has agreed (i) to provide consents to the Proposed Amendment with respect to the Plainfield Notes and (ii) to forbear from taking certain actions;

               NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:
     1. The Consent Solicitation. The Company shall commence, promptly after the date hereof (but not later than April 6, 2007), a solicitation (the “Solicitation”) of consents (the “Consents”) of those holders of record (the “Holders”) as of the close of business on March 28, 2007 (the “Record Date”), as reflected in the records of the Trustee, to the waiver under (the “Waiver”), and to certain proposed amendments to (the “Proposed Amendment”), the Indenture. The Proposed Amendment will provide that any failure of the Company to comply with Section 1019 of the Indenture (the “Reporting Covenant”) or §314 of the Trust Indenture Act, as amended, during the period beginning on March 30, 2007 and ending at 5:30 p.m., New York City time, on (i) May 31, 2007 or (ii) if the Company elects to extend such date, June 30, 2007 (the “Covenant Reversion Date”), shall not constitute a Default under the Indenture or be the basis for any Event of Default under the Indenture. A Consent will also constitute Waiver of any and all Defaults and Events of Default arising from a failure to comply with the Reporting Covenant prior to the effective time of the Proposed Amendment (the “Effective Time”). On the business day following the expiration date of the Solicitation (the “Expiration Date”), or as promptly as practicable thereafter, the Company will pay to each Holder that provides and does not revoke its Consent prior to the Expiration Date $10.00 for each $1,000 in principal amount of the Notes to which such Consent relates. If the Company elects to extend the Covenant Reversion Date to June 30, 2007, promptly following notice of such election, the Company will pay to each Holder that provides and does not revoke its Consent prior to the Expiration Date an additional $5.00 for each $1,000 in principal amount of the Notes to which such Consent relates.
     2. Agreement to Forebear. Plainfield hereby agrees that until the Covenant Reversion Date:
(a)	it shall not, and shall not permit any of its affiliates to, or direct, solicit or encourage any other person to, exercise, or seek to exercise, whether individually or jointly with any other holder of Notes (the “Noteholders”), any rights or remedies, including any rights under Article V of the Indenture, that Noteholders or the Trustee may have under the Indenture or otherwise in connection with any Default or Event of Default (each as defined in the Indenture) that relate to the Company failing to comply with the Reporting Covenant and further agrees not to take, or permit any of its affiliates, or direct, solicit or encourage any other person, to take, any action, including the giving of any notice, under any other debt agreement or instrument of the Company that would be inconsistent with the foregoing agreements had such action been taken under the Indenture. Plainfield also agrees to the rescission of any declaration of acceleration which may be made by the Trustee or any Noteholders with respect to such Defaults or Events of Default that relate to the Company failing to comply with the Reporting Covenant during the term of this Agreement; and

(b)	it shall not to take, or permit any of its affiliates, or direct, solicit or encourage any other person, to take, any action, that would be inconsistent with the consummation of the Solicitation.
     3. Agreement to Consent. Promptly following commencement of the Solicitation, Plainfield will Consent (and shall cause its nominee to Consent) to the Proposed Amendment and Waiver with respect to the Plainfield Notes and any Additional Notes (defined below) in accordance with the consent solicitation statement and the related consent form to be prepared by the Company in connection with the Solicitation, each as may be amended and supplemented from time to time, and not revoke such Consent.

     4. Certain Conditions. The obligations of Plainfield under this Agreement are conditioned upon the representations and warranties of the Company contained herein being true and correct in all material respects as of the date hereof and the obligations of the Company under this Agreement are conditioned upon the representations and warranties of Plainfield contained herein being true and correct in all material respects as of the date hereof.
     5. Representations of Plainfield . Plainfield represents and warrants to the Company as follows:
(a)	Plainfield has all requisite corporate, partnership, or limited liability company power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and to perform its obligations under this Agreement.

(b)	The execution and delivery of this Agreement have been duly and validly authorized, and all necessary action has been taken to make this Agreement a legal, valid and binding obligation of Plainfield, enforceable in accordance with its terms.

(c)	Plainfield (together with its affiliates) owns of record and/or beneficially, and/or has investment authority or discretion with respect to, the Plainfield Notes, (ii) as of the Record Date, owned of record and/or beneficially, and/or had investment authority or discretion with respect to, the Plainfield Notes, and (iii) such aggregate principal amount of Notes constitutes all of the Notes so owned or controlled by Plainfield and its affiliates as of the date hereof.

(d)	Plainfield owns the Plainfield Notes free and clear of all claims, Liens, title defects and objections of any kind and nature whatsoever.

(e)	This Agreement represents the only agreement or arrangement between the Company, on the one hand, and Plainfield on the other hand, with respect to the Solicitation.
     6. Representations of the Company. The Company represents and warrants to Plainfield as follows:
(a)	The Company has all requisite corporate, power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, and to perform its obligations under this Agreement.

(b)	The execution and delivery of this Agreement have been duly and validly authorized, and all necessary action has been taken to make this Agreement a legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

(c)	As of the date hereof, the Company is not aware of any Defaults or Events of Defaults (each as defined in the Indenture) other than arising as a result of the Company’s failure to comply with the Reporting Covenant.
     7. Additional Notes Subject. Nothing in this Agreement shall be deemed to limit or restrict the ability or right of Plainfield from acquiring any additional Notes (the “Additional Notes”) from and after the issuance of the press release referenced in Section 9 of this Agreement; provided, however, that in the event that Plainfield acquires any Additional Notes after such time and prior to the Effective Time, such Additional Notes shall immediately upon acquisition, and without further action on the part of the Company or Plainfield, become subject to the terms and conditions of this Agreement. Plainfield shall as promptly as practicable notify the Company of any such acquisition, and Plainfield agrees to execute and deliver within five (5) business days of the closing of such acquisition any additional documents that the

Company shall request to evidence that such Additional Notes are subject to the provisions of this Agreement as of the date of acquisition.
     8. No Transfer. Except as set forth below, Plainfield agrees, without the prior written consent of the Company, not to sell, transfer, assign or otherwise dispose of any Notes, including any Additional Notes, on or prior to the Effective Time, unless the transferee accepts such Notes subject to the terms of this Agreement. In the event that Plainfield transfers Notes on or prior to the Effective Time, such transferee shall comply with and be subject to the terms of this Agreement, including but not limited to, Plainfield’s obligations to consent to the Proposed Amendment and the Waiver and not revoke such consent, and as a condition precedent to the transfer, execute a signature page hereto upon which it shall become a party hereto. Any sale, transfer, assignment, or other disposition of any Notes in violation of this Section shall be void ab initio. Concurrently with any such transfer, Plainfield shall notify the Company pursuant to the notice provisions contained in Section 12 hereof, in writing, of such transfer and promptly thereafter provide the executed documents as provided for in this section.
     9. Other Agreements of the Company. The Company will issue a press release or press releases announcing its intention to conduct the Solicitation, promptly after the date hereof; and will file or furnish such press release to the SEC on Form 8-K promptly thereafter, which Form 8-K will include as an exhibit this Agreement.
     10. Termination of Agreement. (a) This Agreement may be terminated by the Company or Plainfield by notice by the Company or Plainfield, as applicable, to the other, (i) upon the material breach by the non-terminating party of any of the representations, warranties or covenants in this Agreement and (ii) at any time from and after May 1, 2007 in the event that the Effective Time has not occurred on or prior thereto.
          (b) None of the representations, warranties and agreements contained herein shall survive the termination of this Agreement or the Effective Time, unless the termination pursuant to (a)(ii) above is being challenged by one of the parties hereto and specific performance is being pursued pursuant to Section 14 below.
     11. Amendments and Waivers. This Agreement may not be modified, amended, or supplemented or any provision herein waived without the prior written consent of the Company and Plainfield.
     12. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party’s address set forth herein, or to such other address as a party may designate by written notice hereunder, and shall be either (i) delivered by hand, (ii) made by facsimile transmission, (iii) sent by overnight courier, or (iv) sent by registered or certified mail, return receipt requested, postage prepaid.
               If to the Company, to:
IMAX Corporation
2525 Speakman Drive
Mississauga, Ontario
Canada, L5K 1B1
Attn: General Counsel
               With a copy to:

Shearman & Sterling LLP
Commerce Court West
Suite 4495, P.O. Box 247
Toronto, Ontario
Canada, M5L 1E8
Attn: Jason Lehner
               If to Plainfield, to:
Plainfield Special Situations Master Fund Limited
c/o Plainfield Asset Management LLC
55 Railroad Avenue, Plaza Level
Greenwich, CT 06830
Attn: Thomas X. Fritsch
               All notices, requests, consents and other communications hereunder shall be deemed to be received (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party, set forth herein, (ii) if made by facsimile transmission, at the time that the receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight courier, on the next business day following the day such written notice is delivered to the courier service, or (iv) if sent by registered or certified mail, return receipt requested, postage prepaid, on the third business day following the day such mailing is mailed.
     13. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any conflicts of law provisions. By its execution and delivery of this Agreement, each of the parties hereto irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the United States District Court for the Southern District of New York. By execution and delivery of this Agreement, each of the parties hereto irrevocably accepts and submits itself to the nonexclusive jurisdiction of such court, generally and unconditionally, with respect to any such action, suit or proceeding.
     14. Specific Performance. It is understood and agreed by each of the parties hereto that any breach of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly, and the parties hereto agree that in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance or injunctive relief without the necessity of proving the inadequacy of money damages as a remedy or posting a bond or other security, not to be unreasonably withheld.
     15. Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.
     16. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors, administrators and representatives.
     17. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter of this Agreement and supersedes all other prior negotiations, agreements, and understandings, whether written or oral, among the parties with respect to the subject matter of this Agreement.

     18. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.
     19. No Third-Party Beneficiaries. This Agreement shall be solely for the benefit of the parties hereto and no other person or entity shall be a third-party beneficiary of this Agreement.
     20. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction, shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
     21. Public Announcements . Without the prior written consent of the Company, Plainfield shall not issue and shall instruct its officers, directors, affiliates, associates, employees, investment bankers, attorneys and other advisers or representatives not to issue, any press release to a non-affiliated third party with regard to this Agreement or any of the transactions contemplated herein, except to the extent disclosure may be required by applicable law or stock exchange or inter-dealer quotation system rules applicable to a party (subject to giving the Company written notice of the intention to make such disclosure prior to such disclosure) or except to the extent such information has already been publicly disclosed by a non-affiliated person. The Company shall not mention Plainfield in any press release, public announcement or SEC filing without the prior written consent of Plainfield.
     22. Certain Terms. The term “affiliate” as used hereunder shall mean with respect to a specified person or entity, a person or entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the person or entity specified.
               BEFORE EXECUTING THIS AGREEMENT, PLAINFIELD SHOULD CONSULT WITH ITS TAX AND LEGAL ADVISORS REGARDING THE CONSEQUENCES OF THE SOLICITATION.
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               IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

COMPANY:	IMAX CORPORATION

	By:	“Bradley J. Wechsler

Name: Bradley J. Wechsler
Title: Co-Chief Executive Officer

PLAINFIELD:	PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

	By:	“Thomas X. Fritsch”

Name: Thomas X. Fritsch
Title: Authorized Individual